UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON D.C. 20549

                          FORM 12b-25
                  NOTIFICATION OF LATE FILING


[]Form 10-K [ ]Form 20-F [ ]Form 11-k [X]Form 10-Q [ ]Form N-SAR For Period Ended: September 30, 2005
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION
-------------------------------
ALPHA MOTORSPORT, INC.
40  12th Street
New Westminster, BC Canada  V3M 4H2

COMMISSION FILE NUMBER: 333-119930

PART II - RULES 12b-25(b) and (c)
--------------------------------
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. [X]

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)	The subject quarterly report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement required by Rule 12b-25(C) is not applicable and not attached.


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PART III - NARRATIVE
--------------------
Registrant is unable to timely file its Quarterly Report on Form 10-QSB without unreasonable effort or expense due to the unavailability as of the filing deadline of certain financial information necessary to complete the Form. This delay is necessary to permit Registrant to complete the preparation and certification of its interim financial statements in order to ensure an accurate filing of the Form. Registrant will file its Form 10-QSB on or before Monday, November 21, 2005.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

        Vincent Markovitch, CEO and President
        Telephone: (604) 525-3380

2) All other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed?  If the answer is no, identify
report(s).            [X] Yes   [ ] No

(3)	Is it anticipated that any significant change in results of
operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included
in the subject report or portion thereof?  [ ] Yes   [X] No


ALPHA MOTORSPORT, INC., Registrant, has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 12, 2005              By: /s/ Vincent Markovitch,
                                               CEO and President



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